Exhibit 99.6

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

（在中華人民共和國註冊成立之股份有限公司）

（Stock Code 股份代號：00338）

NOTIFICATION LETTER 通 知 信 函

29 May 2023

Dear Shareholders,

Sinopec Shanghai Petrochemical Company Limited (the “Company”)

– Notice of Publication of Circular, Notice and Proxy Form for the 2022 Annual General Meeting and the First H Shareholders Class Meeting for 2023 (the “Current Corporate Communications”)

The English and Chinese versions of the Current Corporate Communications are available on the Company’s website at www.spc.com.cn and the HKEXnews website of The Stock Exchange of Hong Kong Limited (the “HKEX”) at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of the Company’s website or browsing through the HKEXnews website. If you have chosen to receive the Corporate Communications (Note) in printed form, the selected language version(s) of the Current Corporate Communications is enclosed.

Please note that you are entitled at any time to change your choice of language and means of receipt of all future Corporate Communications or to receive the Current Corporate Communications by giving reasonable notice in writing or simply completing the Change Request Form on the reverse side and send it to the Company’s H share registrar, Hong Kong Registrars Limited (the “H Share Registrar”) by using the mailing label at the bottom of the Change Request Form (a stamp is not needed if posted in Hong Kong). The address of H Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. You may also send an email with a scanned copy of the completed Change Request Form to spc.ecom@computershare.com.hk. The Change Request Form may also be downloaded from the Company’s website at www.spc.com.cn or the HKEXnews website at www.hkexnews.hk.

Even if you have chosen (or are deemed to have consented) to read the website version of the Current Corporate Communications posted on the Company’s website but for any reason you have difficulty in receiving or gaining access to such website version, the Company will promptly upon your request send the Current Corporate Communications in printed form to you free of charge.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to spc.ecom@computershare.com.hk.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Note:

Corporate Communications include but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

各位股東：

中國石化上海石油化工股份有限公司（「本公司」）

- 2022 年度股東周年大會及 2023 年第一次 H 股類別股東大會通函、通告及代表委任表格（「本次公司通訊文件」）之發佈通知

本 次 公 司 通 訊 文 件 的 中 、 英 文 版 本 現 已 登 載 於 本 公 司 網 站 www.spc.com.cn 及 香 港 聯 合 交 易 所 有 限 公 司 ( 「 香 港 交 易 所 」 ) 披 露易 網 站 www.hkexnews.hk，歡 迎 瀏 覽。 閣 下 可 在 本 公 司 網 站 主 頁 按「 投 資 者 關 係 」一 項 以 下 載 或 閲 覽 本 次 公 司 通 訊 文 件， 或在香港交易所披露易網站瀏覽該等文件。如 閣下已選擇收取公司通訊文件(附註)印刷本，本函附有 閣下選定的本次公司通

訊文件語言版本。

敬請注意： 閣下如欲更改今後所有公司通訊文件之語言版本及收取方式，或欲收取本次公司通訊文件， 閣下有權在任何時間發出合理書面通知或簡單透過填寫背面的變更申請表，並使用變更申請表下方的郵寄標籤（如在香港投寄無需貼上郵 票），寄回本公司 H 股股份過戶登記處，香港證券登記有限公司（「H 股股份過戶登記處」），地址為香港灣仔皇后大道東 183 號 合 和 中 心 1 7 M 樓 。 閣下亦可把已填妥之變 更 申 請 表 的掃描副本電郵到 spc.ecom@computershare.com.hk。 變 更 申 請 表 亦 可 於 本 公司 網 站 www.spc.com.cn 或 香 港 交 易 所 披 露 易 網 站 www.hkexnews.hk 內 下 載 。

閣下如已選擇（或被視為已同意）閲覽在本公司網站發佈的本次公司通訊文件網上版本，但因任何理由以致在收取或接收登載於本公司網站上的本次公司通訊文件出現困難，本公司將應 閣下要求立即向 閣下寄發本次公司通訊文件的印刷版本，費用全免。

倘 閣下對本函內容有任何疑問，請致電本公司電話熱線(852) 2862 8688，辦公時間為星期一至五（公眾假期除外）上午 9 時 正 至 下 午 6 時 正 或 電 郵 至 spc.ecom@computershare.com.hk 。

承本公司董事會命
中國石化上海石油化工股份有限公司
聯席公司秘書
劉 剛

2023年 5月 29日

附註：公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告； (b)中期報告及如適用，中期摘要報告；(c)會議通告； (d)上市文件；(e)通函；及(f)委任代表表格。

CCS5264	SSPH

Name(s) and Address of Registered Shareholder(s):

登記股東之姓名及地址:

Change Request Form 變更申請表

To:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)	致：	中國石化上海石油化工股份有限公司（「本公司」）
	(A joint stock limited company incorporated in the People’s Republic of China)		（在中華人民共和國註冊成立之股份有限公司）
	(Stock Code: 00338)		（股份代號：00338）
	c/o Hong Kong Registrars Limited		經香港證券登記有限公司
	17M Floor, Hopewell Centre, 183 Queen’s Road East,		香港灣仔皇后大道東 183 號
	Wanchai, Hong Kong		合和中心 17M 樓

I/We have already received a printed copy of the Current Corporate Communications in Chinese and/or English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company’s website:

本人／我們已收取本次公司通訊文件之中文及／或英文印刷本或已選擇（或被視為已同意）閱覽 貴公司網站所登載之本次公司通訊文件：

Part A - I/We would like to receive the Current Corporate Communications in the manner as indicated below:

甲 部 本人／我們現欲以下述方式收取本次公司通訊文件：

(Please mark ONLY ONE（ X） of the following boxes 請從下列選擇中，僅在其中一個空格 內劃上「 X」號 )

☐	I/We would like to receive a printed copy in English.
本人／我們希望收取一份英文印刷本。
☐	I/We would like to receive a printed copy in Chinese.
本人／我們希望收取一份中文印刷本。
☐	I/We would like to receive both the printed English and Chinese copies.
本人／我們希望收取英文和中文各一份印刷本。

Part B - I/We would like to change the choice of language and means of receipt of future Corporate Communications of the Company as indicated below:

乙 部 本人／我們現欲更改以下列方式收取 貴公司日後公司通訊文件之語言版本及收取途徑：

(Please mark ONLY ONE（ X） of the following boxes 請從下列選擇中，僅在其中一個空格 內劃上「 X」號)

☐	to read all future Corporate Communications published on the Company’s website at www.spc.com.cn (the “Website Version”) in place of receiving printed copies, and to receive a written notification by post for the publication of the relevant Corporate Communications on the Company’s website; OR
閱覽所有日後在本公司網站 www.spc.com.cn 登載之公司通訊文件(「網上版本」)，以代替收取印刷本，並以郵遞方式收取有關公司通訊文件已在本公司網站登載之通知信函；或
☐	to receive the printed English version of all future Corporate Communications ONLY; OR
僅收取所有日後公司通訊文件之英文印刷本；或
☐	to receive the printed Chinese version of all future Corporate Communications ONLY; OR
僅收取所有日後公司通訊文件之中文印刷本；或
☐	to receive both the printed English and Chinese versions of all future Corporate Communications.
同時收取所有日後公司通訊文件之英文及中文印刷本。

Signature(s)	Contact telephone number	Date
簽名	聯絡電話號碼	日期

Notes 附註：

1.

Please complete all your details clearly. Please specify your name and address clearly in ENGLISH BLOCK LETTER on the top left corner in this Change Request Form if you download this form from the web.

請 閣下清楚填妥所有資料。倘若 閣下從網上下載本變更申請表，請於本表格左上方用英文正楷清楚註明 閣下的姓名及地址。

2.

By electing to read the Website Version of the Corporate Communications published on the Company’s website in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communications in printed form.

在選擇瀏覽在本公司網站發出之公司通訊文件網上版本以代替收取印刷本後， 閣下已明示同意放棄收取公司通訊文件印刷本的權利。

3.

If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Change Request Form in order to be valid.

如屬聯名股東，則本變更申請表須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。

4.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.

如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。

5.

The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company until you notify otherwise by reasonable notice in writing or by email to spc.ecom@computershare.com.hk to the Company c/o Company’s H Share Registrar, Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

上述指示適用於將來寄發予本公司股東之所有公司通訊文件，直至 閣下發出合理時間的書面通知或以電郵方式到 spc.ecom@computershare.com.hk 予本公司之 H股股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東 183號合和中心17M樓另作選擇為止。

6.

Shareholders are entitled to change the choice of means of receipt and language of the Corporate Communications at any time b y reasonable notice in writing or by email to spc.ecom@computershare.com.hk to the Company c/o the Company’s H Share Registrar.

股東有權隨時發出合理時間的書面通知或以電郵方式到 spc.ecom@computershare.com.hk 予本公司之 H股股份過戶登記處，要求更改公司通訊文件之收取方式及語言版本。

7.	For the avoidance of doubt, we do not accept any special instructions written on this Change Request Form.

為免存疑，任何在本變更申請表上的額外手寫指示，本公司將不予處理。

Mailing Label 郵寄標籤 Hong Kong Registrars Limited 香港證券登記有限公司 Freepost No. 簡便回郵號碼：37 Hong Kong 香港	Please cut the mailing label and stick it on an envelope to return this Change Request Form to us. No postage is necessary if posted in Hong Kong. 閣下寄回本變更申請表時，請將郵寄標籤剪貼於信封上。 如在本港投寄， 閣下無需支付郵費或貼上郵票。	Get in touch with us 與我們聯繫 Send us an enquiry 垂詢 Rate our service 評價 Lodge a complaint 投訴
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